December 29, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549-0404

Attention:	Jennifer Hardy, Branch Chief
Craig Slivka, Staff Examiner

Re: Acceleration Request of Flotek Industries, Inc.

Ladies and Gentlemen:

Flotek Industries, Inc. (the “Company”), hereby requests acceleration of the effective date of Amendment No 2 to the Registration Statement on Form SB-2 (the “Filing”) of the Company (file no.333-129308) filed under the Securities Act of 1933, as amended (the “Securities Act”), to December 30, 2005 at 2: p.m. Eastern Time. In connection with such request, the Company hereby furnishes to the Securities and Exchange Commission (the “Commission”) its written acknowledgement that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered in the filing.

Any comments on this request, and notice of acceleration of effectiveness of the Filing, may be directed to the Company’s counsel, Rita J. Leader, at (713) 871-2025, or to the undersigned.

Very truly yours,

/s/ Lisa Bromiley Meier

Lisa Bromiley Meier, Vice President and Chief Financial Officer